Apex 11 Inc.

April 7, 2021

Mr. Ruairi Regan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:     Apex 11 Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed March 4, 2021

File No. 000-54964

Dear Mr. Regan:

Apex 11 Inc. submits this letter to you in response to your letter of February 22, 2021, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Report of Independent Registered Public Accounting Firm, page F-1

COMMENT:

1.

We note your response to comment 3. Please revise to include a current dated auditor’s report and delete the reference to the auditing standards generally accepted in the United States of America. Refer to the guidance in paragraph .09 of AS 3101.

RESPONSE:

We acknowledge the Staff’s comment and on March 22, 2021 we had a conference call with Mr. Regna to discuss this issue. Mr. Regan informed us that the SEC audit review department agreed to accept the report as dated in the filing.

Furthermore, the Company acknowledges that;

●	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Jonathan Coury, Esq. at Hool Coury Law, LLP at (602) 852-5583 telephone or email jcoury@hoolcourylaw.com with any questions or comments.

Sincerely,

/s/ Anthony J. Irocci

Anthony J. Irocci

President

Apex 11 Inc.